UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of art. 157, paragraph 4 of the Brazilian Corporations Law and Instruction CVM No. 358/02, informs to its shareholders and to the market in general that the Board of Directors of CPFL Energia, the holding company that controls the CPFL Group, received on this date a letter from Mr. André Dorf informing about his decision to resign, effective as of January 31, 2019, from his positions of (i) effective member of the Board of Directors of the Company, to which he was elected at Annual Shareholders Meeting of the Company held on April 27, 2018 for a term of office until the Annual Shareholders Meeting of 2019; (ii) Chief Executive Officer (CEO) of the Company, to which he was elected at the Board of Directors meeting held on May 08, 2017 for a term of office until the Board of Directors meeting to be held after the Annual Shareholders Meeting of 2019; and (iii) Business Development and Planning Vice-President, position that he was cumulating since June 2017.

Mr. Andre Dorf decided to dedicate himself to other professional projects and communicated his desire to leave the organization. Mr. Andre Dorf said that "I have had the privilege to lead this Group in a changing power sector. As one of the leaders in the Brazilian Electricity market, I am convinced about the high potential of CPFL in the future, with great people, technology and confidence from the shareholders. I thank each one for the effort and commitment in the last two and a half years and I would like to thank State Grid, in the person of our Chairman of the Board, Mr. Bo Wen, for the partnership and trust in my term serving CPFL. Finally, I wish Gustavo Estrella good luck and congratulations for his well-deserved nomination."

In light of the above, the Board of Directors of the Company met and approved, also on this date, to elect Mr. Gustavo Estrella for the position of Chief Executive Officer of the Company, as of February 1st, 2019.

Mr. Gustavo Estrella has been with the CPFL Group since 2001 and is currently the CFO of CPFL Energia and Vice-Chairman of the Board of Directors of CPFL Energias Renováveis S.A., a publicly-held company controlled by CPFL Energia. He holds a degree in Business Administration from the State University of Rio de Janeiro (UERJ) and holds an MBA in Finance from IBMEC-RJ.

Mr. Gustavo Estrella commented: "It is my great honor to be at the helm of CPFL Energia, one of the largest business groups in Brazil and a prominent company in the power sector. Thanks a lot to the Board of CPFL for the trust.”

As Mr. Estrella is resigning from his current position of CPFL Energia’s CFO to become the Company’s CEO, the Board has, on this date, elected  Mr. Yuehui Pan, currently Deputy Chief Financial Officer (Deputy CFO) of the Company, for the position of Chief Financial and Investor Relations Vice-President of the Company, as of February 1st, 2019.

As from this date and until January 31, 2019, Messrs. Gustavo Estrella and André Dorf will work together for the best transition of the position of CEO of the Company.

Mr. Bo Wen, Chairman of the Board of Directors of CPFL Energia, thanked Mr. André Dorf and greeted Mr. Gustavo Estrella. He said "I’d like to laud Mr. André Dorf for the dedication and leadership during his period as CEO. Under his control, CPFL Energia attained a successful shareholders transition to State Grid and obtained the best financial and operational results in the Company’s history.  I also reinforce our confidence in Brazil and in fulfilment of CPFL vision and mission, which is part of the Company’s contribution in stabilizing and modernizing the power industry of the country.  I am fully confident that, under the leadership of Mr. Gustavo Estrella, CPFL Energia will continue its successful growth trajectory successfully. I wish him and all the CPFL team good luck."

Campinas, December 18, 2018

CPFL ENERGIA S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.